Exhibit 12.1

MSCI Inc.

Ratio of Earnings to Fixed Charges

	For the Three Months Ended February 28,	For the Year Ended November 30,
	2009	2008	2007	2006	2005	2004
	(in thousands)
Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	$26,385	$109,643	$133,292	$99,469	$80,897	$30,618

Adjustments:
Interest Expense (includes any amortization of debt fees and discount)	5,638	26,932	9,586	352	1,864	624

Adjusted income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	$32,023	$136,575	$142,878	$99,821	$82,761	$31,242

Fixed Charges:
Interest Expense (includes any amortization of debt fees and discount)	$5,638	$26,932	$9,586	$352	$1,864	$624

Ratio of Earnings to Fixed Charges	5.68	5.07	14.90	283.58	44.40	50.07